British Columbia Securities Commission

BC FORM 51-901F

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT

Avino Silver & Gold Mines Ltd.	October 31, 2001	December 28, 2001

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	British Columbia	V6C 1T1	(604) 682-3701	(604) 682-3600

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Andrea Regnier	Accountant/Secretary	(604) 682-3701

Website: www.avino.com	e-mail: dawnpacific@telus.net

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED
Signed:	YY/MM/DD
“LOUIS WOLFIN”	01/12/28

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	YY/MM/DD

“ERNEST CALVERT”	01/12/28

AVINO SILVER & GOLD MINES LTD.
Interim Balance Sheet
(Unaudited – Prepared by Management)

	October 31,	January 31,
	2001	2001
	$	$
ASSETS

Current asset:
Cash	1,119	6,267
Accounts receivable and prepaid expenses	33,175	9,880
Due from related parties (Note 8.b)	54,125	2,057

	88,419	18,204
Mineral property interests (Note 4)	3,285,036	3,236,838
Investments (Note 5)	1,157,533	1,689,347
Other assets (Note 6)	46,830	82,386

	4,577,818	5,026,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	131,499	131,596
Payable to related parties (Note 8.c)	239,661	318,358

	371,160	449,954
Debentures payable	1,440,565	1,415,960

	1,811,725	1,865,914

Shareholders’ equity:
Capital stock (Note 7)	12,931,788	12,595,199
Contributed surplus	184,967	184,967
Deficit	(10,248,793)	(9,517,436)

	2,867,962	3,262,730
Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)

	2,766,093	3,160,861

	4,577,818	5,026,775

On behalf of the Board:
“Louis Wolfin”
     Director
“Ernest Calvert”
     Director

AVINO SILVER & GOLD MINES LTD.
Interim Statement of Operations and Deficit
(Unaudited – Prepared by Management)

	3 months ended				9 month ended
	October 31,				October 31,
	2001		2000		2001		2000
	$		$		$		$

Revenue:
Interest		(153)		22		(1,690)		(421)

Administrative expenses
Amortization of deferred financing costs		—		8,088		—		24,263
Amortization of deferred exchange costs		23,692		—		47,022		—
Accounting and audit fees		201		1,325		937		6,365
Consulting fees		7,500		7,500		22,500		22,500
Interest expense		45,501		22,407		78,453		74,753
Insurance, business license and taxes		838		2,358		941		2,858
Foreign exchange		(19,498)		—		(4,259)		—
Investor relations and Shareholder information		42		16,059		1,308		22,900
Legal fees		1,633		6,822		2,258		8,816
Listings and filing fees		920		35		1,878		1,340
Office and administration		12,012		5,309		26,669		17,460
Transfer agent fees		2,560		6,576		5,378		8,676
Travel and accommodation		(1,545)		(1,498)				3,460
Salaries and benefits		3,585		6,863		10,864		22,052
Loss before the following		(77,288)		(81,866)		(192,477)		(215,443)
Equity in loss of affiliate		(53,475)		13,616		(531,814)		(85,254)

(Loss) net income for the period		(130,763)		(68,250)		(724,291)		(300,697)
Deficit, beginning of period		(10,110,964)		(8,631,392)		(9,517,436)		(8,398,945)

Deficit, end of period		(10,241,727)		(8,699,642)		(10,241,727)		(8,699,642)

(Loss) gain per share		$(0.02)		$(0.01)		$(0.15)		$(0.07)

AVINO SILVER & GOLD MINES LTD.
Interim Statement of Cash Flows
(Unaudited – Prepared by Management)

	3 months ended				9 month ended
	October 31,				October 31,
	2001		2000		2001		2000
	$		$		$		$
PROVIDED BY (USED IN)

Operating activities:
(Loss) net income for the period		(130,763)		(334,154)		(724,291)		(232,447)

Items not involving cash:
Equity in loss (income) of
affiliate		53,475		262,488		531,814		99,291
Amortization of deferred financing
charges		—		8,087		—		16,175
Amortization of deferred foreign
exchange		14,663		—		24,605		—
Finance expense		(45,501)		—		(78,453)		—
Interest expense on debenture
payable		45,501		—		78,453		—
		(62,625)		(63,579)		(167,872)		(116,981)
Changes in non-cash working capital

items:
Amounts receivable and prepaid
expenses		(50,404)		383,030		(75,364)		380,530
Accounts payable and accrued
liabilities		304,719		94,094		336,492		198,607
Payable to related parties		(173,482)		—		(78,697)		(42,260)
		80,833		477,124		182,431		536,877

Investing activities:
Mineral property interest		(32,973)		(12,875)		(48,198)		(18,092)
Term deposits				—		6,075
Deferred foreign exchange loss		9,029		—		22,416		—
Marketable securities				(397,848)		—		(397,848)

		(23,944)		(410,723)		(19,707)		(415,940)

Increase (Decrease) in cash		(5,736)		(2,822)		(5,148)		3,956
Cash, beginning of period		5,148		6,744		6,267		5,600

Cash, end of period		1,119		9,566		1,119		9,566

Supplemental cash flow information
Non-cash financing and investing activities:

Shares issued in settlement of
Amounts payable	(336,589)	—	(336,589)	—

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements
October 31 2001
(Unaudited – Prepared by Management)

1. Summary of significant accounting policies

Joint Venture

Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended January 31, 2001.

3. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

4. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

	October 31	January 31
	9 months	12 months
Balance beginning of period:	$3,236,838	$3,210,166
Bralorne Property {r}
Equipment rental	696
Consulting	281
Drilling and related	1,266
Geochemical/assays	354
Geophysical	230
Liability and property insurance	91	5,240
Mine development	8,362
Mine power	3,769	9,143
Mine office	498	6,137
Mine Maintenance	1,643	1,306
Mine supplies	2,088
Property taxes and assessment	859	2,742
Salaries	3,567
Staking and prospecting	395
Other	—	2,104

	24,099
Balance end of period	$3,260,937	$3,236,838

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 2 October 31 2001
(Unaudited – Prepared by Management)

5. Investments

Investments consist of:

	October 31	January 31
	9 months	12 months

Investments accounted for using the equity method:
Cia Minera Mexicana de Avino S.A. de C.V. (“Cia Minera”)	$727,625	$1,259,439

Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.	422,848	422,848
Levon Resources Ltd.	7,060	7,060

	$1,157,533	$1,689,347

6. Other Assets

a) Other assets consist of:

	October 31	January 31
	9 months	12 months

Deferred financing charges related to establishing
debenture payable	$281,317	$281,317
Deferred foreign exchange loss on debenture payable	19,900	39,707
Accumulated amortization	(281,317)	(281,317)

	19,900	39,707
Term deposits	33,995	42,679

	$53,895	$82,386

7. Share Capital

Authorized: 25,000,000 common shares without par value
Issued:

Balance, beginning of period	4,577,686	$12,595,199

Issued during the period in settlement of debt	885,839	336,589

Balance, end of period 5,463,525 $12,931,788

a) During the period the Company issued 885,839 shares at a price of $0.38 per share in settlement of $336,589 in amounts payable. Included in this settlement was a Director of the Company as to $105,000, a private company controlled by a Director as to $83,558 and a private company managed by two Directors as to $87,789.

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 3 October 31 2001
(Unaudited – Prepared by Management)

8 Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $48,319 to a company with two common directors for reimbursement of costs incurred on behalf of the company for administrative and exploration costs.

ii) $22,500 to a private company controlled by a Director for consulting fees.

b) Included in the accounts receivable is an amount of $5,737 due from companies with common directors.

c) Payable to related parties consist of $65,193 due to a private company controlled by two directors as disclosed in 6.a)i) above; $24,075 due to a private company controlled by a Director; $110,849 due to companies with common directors. and $52,500 due to a Director of the company for a cash loan.